1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

March 2, 2009
QMM: NYSE-A
QTA: TSX-V
NR-03-09

QUATERRA ANNOUNCES INITIAL RESOURCE ESTIMATE
FOR THE NIEVES SILVER DEPOSIT

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced that Caracle Creek International Consulting Inc. of Toronto, Canada, has completed a NI43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico.

Estimated mineral resources1
Concordia vein system, Nieves Property

Category	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz2 )	Au (oz2 )
Indicated	2,897,571	110.231	0.126	10,269,203	11,701
Inferred	2,256,596	96.562	0.115	7,005,797	8,373

1)	Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 60 g/t Ag.

2)	1 troy ounce = 31.103 grams.

Nieves’ initial indicated resource of 2.9 million tons averaging 110.2 g/t silver contains 10.26 million ounces of silver. An inferred resource of 2.3 million tons averaging 96.6 g/t silver contains an additional 7.0 million ounces of silver. A summary of indicated and inferred resources at various cutoff grades is shown in Table 1-1 at the end of this news release.

The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling. The report recommends additional drilling to the west and east along the Concordia vein at a drill spacing of 100 metres or less to expand the mineralization and closer spaced drilling on 10-20 metre centres to define the extent of high grade mineralization (+500 g/t silver).

“The initial Nieves resource estimate is very encouraging,” says Tom Patton, Quaterra’s CEO. “We have completed grid drilling on only one third of the Concordia vein so the opportunity to expand the resource is excellent. I am also confident that closer-spaced drilling within the currently defined resource will demonstrate continuity of high-grade zones that were difficult to constrain in the current model.”

Mineral Resource Estimate
The mineral resource estimate for the Nieves Property was completed by independent consultant Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., using accepted, industry standard methods that conform with National Instrument 43-101. The resource model was been developed using Gemcom Surpac (v6.1) .

Drilling completed in 2008 has been successful in defining a large proportion of the resource at Nieves as an indicated mineral resource category. This drilling shows that the mineral resource displays strong continuity along strike and down dip and that mineralization continues outside of the current drilling extents.

Resource Estimation Methodology
The data and methodology utilized for the resource estimate is as follows:

The resource model has been generated from a database containing a total of 44 diamond drill and 2 reverse circulation holes collared from the surface. Drill holes have been oriented to intersect the mineralized zone at a spacing of 50-60m down to approximately 250m depth. Below this depth drill hole spacing is irregular. All drilling has been conducted from the hangingwall side of the Property and planned to intersect perpendicular to the orientation of the mineralized domain.

Drill hole samples have been analyzed for silver and gold at ALS Chemex in Vancouver. All sample results are monitored with an appropriate QA/QC program. Bulk density was measured on core and pulp samples through the mineralized zone by ALS Chemex.

The zone which hosts the mineralization at Nieves has been interpreted using a combination of geological information and sample grade results in the drilling data. This “mineralized domain” includes thin, discrete hangingwall and footwall veins in addition to the Concordia vein and strikes approximately 250° for a distance of approximately 835m, dips -65º to the south and extends to a depth of at least 900m. The thickness of the mineralized domain ranges from several metres to approximately 80m, with an average thickness of about 20m (true). The mineralized domain is open to the east, west and down dip.

Sample data has been composited to 2m intervals. The presence of potential outlier sample data has been evaluated and appropriate top cuts have been applied for silver (371.2 g/t) and gold (0.4175 g/t). The grade of blocks measuring 10m by 5m by 2m were estimated using inverse distance squared.

A technical report on the Nieves Property will be filed with SEDAR within 45 days.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Disclosure note
The results of the Caracle Creek International Consulting Inc. of Toronto resource estimate have been reviewed by Quaterra technical staff. The Company believes that the Caracle Creek resource estimate for the Nieves Silver Project was conducted in a professional and competent manner. Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves.

The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla, Corporate Communications at ph: (604) 641.2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Table 1-1
Estimated mineral resources1
Concordia vein system, Nieves Property

Ag range (g/t)	Classification	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz2 )	Au (oz2 )
0.0 -> 15.0	Indicated	133,189	8.348	0.046	35,749	198
	Inferred	1,477,235	8.074	0.050	383,484	2,365
15.0 -> 30.0	Indicated	326,164	22.400	0.071	234,901	748
	Inferred	2,988,093	22.790	0.049	2,189,450	4,714
30.0 -> 60.0	Indicated	863,267	46.909	0.082	1,301,973	2,270
	Inferred	4,587,616	44.857	0.063	6,616,366	9,240
60.0 -> 90.0	Indicated	1,258,964	74.543	0.101	3,017,304	4,084
	Inferred	1,275,489	72.304	0.100	2,965,086	4,102
90.0 -> 120.0	Indicated	754,187	103.125	0.123	2,500,575	2,990
	Inferred	507,865	103.329	0.122	1,687,208	1,998
120.0 -> 150.0	Indicated	388,788	134.132	0.144	1,676,647	1,799
	Inferred	250,484	134.991	0.136	1,087,134	1,092
150.0 -> 300.0	Indicated	480,704	188.975	0.175	2,920,646	2,709
	Inferred	221,639	176.033	0.164	1,254,409	1,171
300.0 -> 500.0	Indicated	14,927	320.946	0.258	154,029	124
	Inferred	1,117	332.728	0.280	11,949	10

1)	Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, showing tonnes in various Ag ranges.

2)	1 troy ounce = 31.103 grams.